As filed with the U.S. Securities and Exchange Commission on September 21, 2007 Registration No. 333-87310

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

BG GROUP PLC
(Exact name of issuer of deposited securities as specified in its charter)

Not applicable
(Translation of issuer's name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Cynthia Masters
BG US Services, Inc.
5444 Westheimer, Suite 1775
Houston, Texas 77056,(713) 622 7100.
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022
U.S.A.
(212) 319-7600

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. G

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit	Proposed maximum aggregate offering price	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing five ordinary shares of BG Group plc	N/A	N/A	N/A	N/A

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (AADR@ or AAmerican Depositary Receipt@) included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary	Face, introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities	Face, top center
Terms of Deposit:
(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face, upper right corner
(ii)	Procedure for voting, if any, the deposited securities	Reverse, Paragraph (5)
(iii)	Collection and distribution of dividends	Face, Paragraphs (4) and (6), Reverse, Parargaph (1)
(iv)	Transmission of notices, reports and proxy soliciting material	Reverse, Paragraphs (4), (5) and (7)
(v)	Sale or exercise of rights	Face, Paragraphs (4) and (6), Reverse, Paragraph (2)
(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face, Paragraphs (4) and (6) Reverse, Paragraphs (1) and (6)
(vii)	Amendment, extension or termination of the Deposit Agreement	Reverse, Paragraphs (12) and (13)
(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Reverse, Paragraph (7)
(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face, Paragraphs (2), (4), (6), and (10)
(x)	Limitation upon the liability of the Depositary	Reverse, Paragraph (10)
(3)	Fees and Charges	Face, Paragraph (6)

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Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a)   Statement that upon effectiveness of the termination of the Company's reporting requirements under the Exchange Act, the Company shall publish on its website (www.bg-group.com) on an ongoing basis, or otherwise furnish the United States Securities and Exchange Commission (the "Commission") with, certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Exchange Act. To the extent furnished to the Commission, such reports and documents may be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, NE, Washington, DC 20549
Reverse, Paragraph (7)

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. EXHIBITS

(a)(1)
Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of May 17, 2002 among BG Group plc, JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed as an exhibit to Registration Statement 333-87310 and incorporated herein by reference.

(a)(2)	Amendment No. 1 to Deposit Agreement, Form of Amendment No. 1 to Deposit Agreement, including the Form of American Depositary Receipt, filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously filed as an exhibit to Registration Statement 333-87310 and incorporated herein by reference.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS
(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

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SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on September 21, 2007.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Melinda L. VanLuit
Name:	Melinda L. VanLuit
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, BG Group plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on September 20, 2007.

BG GROUP PLC

By:	/s/Ashley Almanza
Name:	Ashley Almanza
Title:	Chief Financial Officer and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of Frank Chapman, William Friedrich and Ashley Almanza , jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of September 20, 2007.

Signatures	Title

/s/Sir Robert Wilson	Chairman
Sir Robert Wilson

/s/Frank Chapman	Chief Executive Officer and Director
Frank Chapman

/s/Bill William Friedrich	Deputy Chief Executive Officer and Director
Bill William Friedrich

/s/Ashley Almanza	Chief Financial Officer and Director
Ashley Almanza

/s/Peter Backhouse	Non-Executive Director
Peter Backhouse

/s/Sir John Coles	Non-Executive Director
Sir John Coles

/s/Paul Collins	Non-Executive Director
Paul Collins

/s/Jürgen Dormann	Non-Executive Director
Jürgen Dormann

/s/Dr. John Hood	Non-Executive Director
Dr. John Hood

/s/Lord Sharman	Non-Executive Director
Lord Sharman

/s/Philippe Varin	Non-Executive Director
Philippe Varin

/s/Cynthia Masters	Authorized Representative in the United States
Cynthia Masters

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page
(a)(2)	Form of Amendment No. 1 to Deposit Agreement.
(e)	Rule 466 Certification